1-3 Strand London WC2N 5EH

October 15, 2010

BY EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549
United States

Re:	National Grid plc Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2010 (File No. 001-14958)

Dear Mr. Owings:

By letter dated October 8, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain additional comments on the Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (File No. 1-14958) (the “Annual Report”) filed by National Grid plc (the “Company”) with the Commission on May 25, 2010.  This letter contains the Company’s response to the Staff’s additional comments.

For convenience, we have reproduced each of the Staff’s comments and provided a response immediately below it.

Annual Report on Form 20-F

1.
We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel’s letter to us dated October 1, 2010.  Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

National Grid plc
Registered Office: 1-3 Strand, London WC2N 5EH
Registered in England and Wales, No 4031152

1-3 Strand London WC2N 5EH

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The representations requested by the Staff have been included at the end of this letter, and we confirm that this letter is being signed by a duly authorized officer of the Company.

Exhibit 15.1 – Annual Report and Accounts 2009/10

Note 29 – Related Party Transactions, page 153

2.
We note your response to comment eight in our letter dated September 2, 2010.  As previously requested, please provide us with your proposed revised disclosure in response to this comment and confirm that you will include that disclosure or comparable disclosure in your future filings.

In future filings the Company will provide additional disclosure related to the more significant transactions it conducts with its joint ventures, which in aggregate represent a significant proportion of the total amounts disclosed, including information related to the nature of the transactions and the counterparties involved.  For example: "Purchases consist primarily of gas purchases from the gas transmission pipelines operated by the Joint Ventures identified in note 36 on page 171 of the Annual Report."

*                      *                      *

At the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

National Grid plc
Registered Office: 1-3 Strand, London WC2N 5EH
Registered in England and Wales, No 4031152

1-3 Strand London WC2N 5EH

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 (0)20 7004 3026.

                Yours sincerely,

                /s/ Steve Lucas

                Steve Lucas
                Finance Director

cc:           Ms. Lilyanna L. Peyser, Securities and Exchange Commission
Mr. Andrew Agg, National Grid plc
Mr. Mark Noble, National Grid plc
Mr. Pierre-Marie Boury, Cleary Gottlieb Steen & Hamilton LLP

National Grid plc
Registered Office: 1-3 Strand, London WC2N 5EH
Registered in England and Wales, No 4031152
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